ALLIANCEBERNSTEIN L.P.
501 Commerce Street
Nashville, Tennessee 37203
615-622-0000

Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

> Re: Filing Pursuant to Rule 17g-1 under the Investment Company
> Act of 1940 with Respect to Registered Investment
> Companies Managed by AllianceBernstein L.P

To Whom it May Concern:

Enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents:

(i) The Investment Company Blanket Bond (the "Bond") for the period May 15, 2026 to May 15, 2027, on which AllianceBernstein L.P. and the Funds are the named insureds (Exhibit A);

(ii) The Joint Fidelity Bond Agreement entered into by AllianceBernstein L.P. and the Funds (Exhibit B); and

(iii) The resolutions of the Boards of Directors or Trustees of the Funds, including a majority of the Directors or Trustees who are not interested persons of the Funds, approving the amount, type, form and coverage of the Bond (Exhibit C).

The premium in connection with the Bond has been paid in full.

Sincerely,

Paul A. Emerson
Senior Vice President, Assistant Secretary

Enclosures

SCHEDULE A

Fund Name	File Number
AB Active ETFs, Inc.	811-23799
AB Bond Fund, Inc.	811-02383
AB Cap Fund, Inc.	811-01716
AB Core Opportunities Fund, Inc.	811-09687
AB Corporate Shares	811-21497
AB Discovery Growth Fund, Inc.	811-00204
AB Equity Income Fund, Inc.	811-07916
AB Fixed-Income Shares, Inc.	811-06068
AB Global Bond Fund, Inc.	811-06554
AB Global Risk Allocation Fund, Inc.	811-00134
AB High Income Fund, Inc.	811-08188
AB Institutional Funds, Inc.	811-08403
AB Large Cap Growth Fund, Inc.	811-06730
AB Municipal Income Fund II	811-07618
AB Municipal Income Fund, Inc.	811-04791
AB Relative Value Fund, Inc.	811-00126
AB Sustainable Global Thematic Fund, Inc.	811-03131
AB Sustainable International Thematic Fund, Inc.	811-08426
AB Trust	811-10221
AB Variable Products Series Fund, Inc.	811-05398
AllianceBernstein Global High Income Fund, Inc.	811-07732
AllianceBernstein National Municipal Income Fund, Inc.	811-10573
The AB Portfolios	811-05088
Bernstein Fund, Inc.	811-23100
Sanford C. Bernstein Fund, Inc.	811-05555
AB Multi-Manager Alternative Fund	811-22671

This Page Intentionally Left Blank



Financial Institution Bond
For Investment Companies

DECLARATIONS

Name of **Assured**:

ALLIANCEBERNSTEIN COMPLEX OF REGISTERED
INVESTMENT COMPANIES

Address of **Assured**:

501 COMMERCE STREET
NASHVILLE, TN 37203

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock
insurance company, herein called the Company

One American Square 202 N Illinois Street,
Suite 2600
Indianapolis, IN 46282

Bond Number: J06017071

Item 1. Bond Period: From: May 15, 2026
To: May 15, 2027
At 12:01 A.M. local time at the Address of **Assured**.

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$46,350,000	$0
2.	On Premises	$46,350,000	$100,000
3.	In Transit	$46,350,000	$100,000
4.	Forgery Or Alteration	$46,350,000	$100,000
5.	Extended Forgery	$46,350,000	$100,000
6.	Counterfeit Money	$46,350,000	$100,000
7.	Computer System Fraud	$46,350,000	$100,000
8.	Claims Expense	$50,000	$10,000
9.	Audit Expense	$50,000	$10,000
10.	Uncollectible Items Of Deposit	$25,000	$5,000
11.	Voice Initiated Funds Transfer Instruction	$1,000,000	$100,000


IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President
June 9, 2026	
Date	Authorized Representative

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

*   ***Directors and Officers Liability Loss Prevention* Manuals:**
    Directors and Officers Liability Loss Preventions – #14-01-0035
    Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
    Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
    Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
    Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

*   **Toll-free Hot Line**

    Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

*   **ChubbWorks.com**
    ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

*   ***Employment Practices Loss Prevention Guidelines* Manual**

    Employment Practices Loss Prevention Guidelines - #14-01-0061

*   **Loss Prevention Consultant Services**

    Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

*   **Public Company EPL Customers**

    Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

*   **Private Company EPL Customers**
    Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary
Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more
about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online
resource containing health care specific loss prevention information for employment practices
liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain
immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy
number.

- **Health Care D&O Loss Prevention Consultant Services**
Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in
developing or maintaining a loss prevention program, you should consult competent legal counsel
to design and implement your own program. No liability is assumed by reason of the services,
access or information provided. All services are subject to change without notice.



**Chubb Producer Compensation
Practices & Policies**

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.



TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state.* Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

CHUBB®

U.S. Treasury Department's Office
Of Foreign Assets Control ("OFAC")
Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

> **CHUBB**
> **Customer Support Service Department**
> **436 Walnut Street**
> **PO Box 1000**
> **Philadelphia, PA 19106-3703**
> **1-800-352-4462**

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I.   INSURING CLAUSES

1.   Employee

Loss resulting directly from **Larceny or Embezzlement** committed by any **Employee** acting alone or in collusion with others.

2.   On Premises

Loss of **Property** resulting directly from:

a.   robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.   false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

while the **Property** is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3.   In Transit

Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

a.   an armored motor vehicle, including loading and unloading thereof;

b.   the custody of a natural person acting as a messenger of the **Assured**; or

c.   the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

(1) **Written** records;

(2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

(3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.   Forgery Or Alteration

Loss resulting directly from the **Assured** having, in good faith:

a.   transferred, paid, or delivered any **Property**; or

b.   established any credit or given any value,

in reliance on any **Written** and **Original**:


    (1) **Negotiable Instrument** (other than an **Evidence of Debt**);

    (2) **Acceptance**;

    (3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

    (4) **Certificate of Deposit**;

    (5) **Letter of Credit**; or

    (6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

which

    i.   bears a **Forgery**; or

    ii. is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.   Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a. acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

    (1) **Certificated Security**;

    (2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

    (3) **Evidence of Debt**; or

    (4) **Instruction**,

which

    i.   bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

    ii. is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

    iii. is lost or stolen;

b. guaranteed in writing or witnessed any signature on any:

    (1) transfer;

    (2) assignment;

    (3) bill of sale;

    (4) power of attorney; or

    (5) endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an **Employee**, **Custodian**, or a federal or state chartered deposit institution of the **Assured** is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

   Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Computer System Fraud

   Loss resulting directly from the:

   a. withdrawal, transfer, payment, or delivery of **Property**; or

   b. creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

   which results directly from a **Network Intrusion**.

8. Claims Expense

   Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

   Audit Expenses incurred by the **Assured** by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

    Loss resulting directly from the **Assured** having credited an account of a customer, shareholder, or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted;

    b. shares to be issued; or

    c. dividends to be paid,

    from an account of an **Assured**.

    As a condition precedent to coverage under this Insuring Clause 10, the **Assured** must hold **Items of Deposit** for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such **Items of Deposit**.

    Items of Deposit shall not be deemed uncollectible until the **Assured's** standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

    Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon any **Voice Initiated Funds Transfer Instruction** that purports, and reasonably appears, to have originated from:

    a. the **Customer**;

    b. an **Employee** acting on instructions of such **Customer**; or

c.   a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Voice Initiated Funds Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 11, the **Voice Initiated Funds Transfer Instruction** must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.   GENERAL AGREEMENTS

1.   Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.   the creation of a new **Investment Company**; or

b.   an increase in the gross assets of **Investment Companies** covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.   Joint Assured

The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named **Assured** ceases for any reason to be covered under this Bond, then the **Assured** next named on the Application shall thereafter be considered as the first named **Assured** for the purposes of this Bond.

The Company shall furnish each **Assured** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other **Assured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated as though made to the first named **Assured**.

The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

3.   Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The **Assured** shall promptly give notice to the Company of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

4. Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III. DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1) the **Investment Company** listed under Name of **Assured** in the Declarations (the "first named **Assured**"); or

(2) any other **Investment Company** listed in the Application.

Assured does not include any entity or organization that is not an **Investment Company**.

Assured's Network means:

(1) the **Assured's Computer System**; or

(2) an **Electronic Communication System**.

Audit Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. **Audit Expense** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.


Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an **Assured** to maintain possession and control of its assets.

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction**.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the **Assured**;

(2) to the **Assured's** board of directors; or

(3) as a trustee of the **Assured**.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Director** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Assured**;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of the **Assured's** contracted:

    a. investment advisor;

    b. underwriter (distributor);

    c. transfer agent;

    d. shareholder accounting record-keeper; or

    e. fund administrator,

    while performing acts for the **Assured** in the capacity of an **Employee**;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) **Processor**, but only while such **Processor** is performing services and not:

    a. creating, preparing, modifying, or maintaining the **Assured's** computer applications or software programs; or

    b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the **Assured**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

    a. not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Assured** or of the investment advisor or underwriter (distributor) of such **Assured**; or

    b. a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the **Uncertificated Security** is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the **Assured** to perform data processing of the **Assured's** checks and accounting records related to such checks. **Processor** does not include any employee of a Federal Reserve Bank or clearing house.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**; **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data or **Cryptocurrency**.

Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an **Instruction**, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV. EXCLUSIONS

1. General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a. riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b. the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c. the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d. damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e. all costs, fees and expenses incurred by the **Assured**:

    (1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

    (2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f. indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g. any violation by the **Assured** or by any **Employee**:

    (1) of any law regulating:

        i. the issuance, purchase or sale of securities;

        ii. securities transactions on security or commodity exchanges or the over the counter market;

        iii. investment companies; or

        iv. investment advisors; or

    (2) of any rule or regulation made pursuant to any such law;

h. the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i. fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j. liability resulting from disclosure of or acting on material nonpublic information;

k. liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l. the dishonest acts of any **Director** who is not an **Employee**, acting alone or in collusion with others;

m. any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7;

n. a threat or series of threats to:

    (1) gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

    (2) modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**;

o. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a **Computer System**;

q. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r. **Cryptocurrency**.

2. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an **Employee**, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

(2) Insuring Clause 11;

b. the surrender of a ransom or extortion payment away from the **Assured's** premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or **Property** of the **Assured**, except for loss covered under Insuring Clause 3.b.;

c. payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the **Assured** at the time of such payment or withdrawal;

d. any **Uncertificated Security**, except for loss covered under Insuring Clause 7;

e. the loss of **Property** while:

(1) in the mail;

(2) in the custody of a **Transportation Company**, except for loss covered under Insuring Clause 3; or

(3) located on the premises of an armored motor vehicle operator;

f. damages resulting from any civil, criminal or other legal proceeding in which the **Assured** is adjudicated to have engaged in **Racketeering** activity;

g. the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the **Assured**, except for loss of **Securities** covered under Insuring Clause 2;

h. instructions issued by a **Customer** to the **Assured** when such instructions are made, sent, or originated by a natural person authorized by the **Customer** to make, send, or originate any instructions;

i. the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the **Assured** or by any entity other than the **Assured**;

j. **Items of Deposit** which are not finally paid for any reason including, but not limited to, **Forgery** or any other fraud, except for loss covered under Insuring Clause 10;

k. the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**; or

l. the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the **Assured** on behalf of such third party.



3. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a. the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b. any **Forgery** or any alteration, except for loss covered under Insuring Clause 7; or

c. any counterfeit, except for loss covered under Insuring Clause 6.

4. Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a. any transfer, payment, or delivery of **Money or Securities**:

(1) authorized by an **Employee**; or

(2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**,

whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b. forged, altered or fraudulent **Negotiable Instruments**, **Securities**, documents or written instruments used as source documentation for input into a **Computer System**;

c. any investment in **Securities**, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the **Assured's Network** failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e. entries or changes made by a natural person with authorized access to the **Assured's Network** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the **Assured's Network**; or

f. entries or changes made at an **Electronic Funds Transfer System** or a **Customer Communication System** by a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** authentication credentials or mechanism.

5. Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any **Voice Initiated Transfer Instruction** from a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** verification credentials or mechanism.

V.   CONDITIONS AND LIMITATIONS

1. Anti-Bundling

    If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a **Counterfeit Original**, or contain a signature which is a **Forgery** or obtained through trick, artifice, fraud, or false pretenses, the material alteration or **Counterfeit Original** or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2. Change Or Modification

    No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

    If this Bond is for a sole **Assured**, no change or modification which would adversely affect the rights of the **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

    If this Bond is for joint **Assureds**, no change or modification which would adversely affect the rights of any **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission.

3. Conformity

    If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4. Cooperation Of Assured

    At the Company's request and at reasonable times and places designated by the Company, the **Assured** shall:

    a. submit to examination by the Company and subscribe to the same under oath;

    b. produce for the Company's examination all pertinent records; and

    c. cooperate with the Company in all matters pertaining to the loss.

    The **Assured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The **Assured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5. Covered Property

    This Bond shall apply to loss of **Property**:

    a. owned by the **Assured**;

    b. held by the **Assured** in any capacity; or

    c. for which the **Assured** is legally liable.

    This Bond shall be for the sole use and benefit of the **Assured**.

6. Deductible Amount

    The Company shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

    There shall be no deductible applicable to any loss sustained by any **Assured** and covered under Insuring Clause 1.

7. Discovery

This Bond applies only to loss first discovered by a **Director** during the Bond Period. Discovery occurs at the earlier of a **Director** learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8. Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a. the Company's liability for each **Single Loss** shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b. if a **Single Loss** is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c. the Company's liability for loss or losses sustained by more than one **Assureds**, or all **Assureds**, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one **Assured**.

9. Notice To Company – Proof – Legal Proceedings Against Company

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b. The **Assured** shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the **Assured**. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the **Assured**.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or


(2) Attn: Chubb Underwriting Department
Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

a. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the **Assured**;

(2) a **Transportation Company**; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

b. Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the **Assured**, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of **Securities** covered under this Bond, the Company may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the **Assured** under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the Company's indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the **Securities**; or

c. for **Securities** having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the **Securities**.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such **Securities** at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the Company may do so as a courtesy to the **Assured** in its sole discretion.

The **Assured** shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the **Assured** to obtain replacement **Securities**.

12. Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the **Assured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Assured** shall deliver to the Company an assignment of the **Assured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.


Recoveries, whether effected by the Company or by the **Assured**, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the **Assured's** covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the **Assured's** claim;

c. third, to the **Assured** in satisfaction of the applicable Deductible Amount; and

d. fourth, to the **Assured** in satisfaction of any loss suffered by the **Assured** which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

a. If the Bond is for a sole **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b. If the Bond is for a joint **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c. If any **Director**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**:

    i. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the **Assured** to suffer a loss covered by this Bond; and

    ii. within forty-eight (48) hours of discovering an **Employee** has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d. This Bond terminates as to any **Employee** sixty (60) days after receipt by each **Assured** and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any **Employee**.

14. Valuation

a. Books Of Account Or Other Records

    The value of any loss of **Property** consisting of books of account or other records used by the **Assured** in the conduct of its business shall be the amount paid by the **Assured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Assured** for the actual transcription or copying of data to reproduce such books of account or other records.

b. Money

    Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c. Other Property

    The value of any loss of **Property**, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.



d. Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss, provided that the value of any **Securities** replaced by the **Assured**, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.

VI.   COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

CHUBB®

CO-SURETY ENDORSEMENT

Named Assured ALLIANCEBERNSTEIN COMPLEX OF REGISTERED INVESTMENT COMPANIES		Endorsement Number 1
Bond Number J06017071	Bond Period 05-15-2026 to 05-15-2027	Effective Date of Endorsement May 15, 2026
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) The following Definitions are added:

Controlling Company means Federal Insurance Company.

Company means, unless otherwise specified, each insurance company, including the **Controlling Company**, executing this Endorsement.

Companies means, unless otherwise specified, all of the insurance companies, including the **Controlling Company**, executing this Endorsement.

(2) The Conditions and Limitations are amended as follows:

Section 8., Limit Of Liability, is amended to include the following:

Each **Company** shall be liable only for such proportion of any **Single Loss** as the Single Loss Limit Of Liability underwritten by such **Company**, as specified in this Endorsement, bears to the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations, but in no event shall any **Company** be liable for an amount greater than that underwritten by it.

Section 9., Notice to Company-Proof-Legal Proceedings Against Company, is amended to include the following:

In the absence of a request from any **Company** to pay premiums directly to it, premiums for this Bond may be paid to the **Controlling Company** for the account of all **Companies**.

In the absence of a request from any **Company** that notice of claim and proof of loss be given to or filed directly with it, the **Assured** giving such notice to and the filing of such proof with the **Controlling Company** shall be deemed to be in compliance with the terms, limitations and conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with the such terms, limitations and conditions.

Section 13., Termination, is amended to include the following:

The **Controlling Company** may give notice in accordance with the terms of this Bond terminating the Bond as an entirety or as to any **Employee** or **Assured**, and any notice so given shall terminate the liability of all **Companies** as an entirety or as to such **Employee** or **Assured**, as the case may be.

Any **Company**, other than the **Controlling Company**, may give notice in accordance with the terms of this Bond, terminating the entire liability of such other **Company** under this Bond or as to any person or entity.

In the absence of a request from any **Company** that notice of termination by the **Assured** of this Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the **Controlling Company** shall terminate the liability of all **Companies** as an entirety. The **Assured** may terminate the entire liability of any **Company** under this Bond by giving notice of such termination to such **Company** and by sending a copy of such notice to the **Controlling Company**.

In the event of the termination of this Bond as an entirety, no **Company** shall be liable to the **Assured** for a greater proportion of any return premium due the **Assured** than the Single Loss Limit Of Liability underwritten by such **Company** bears to the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations.

In the event of the termination of this Bond as to any **Company**, such **Company** alone shall be liable to the **Assured** for any return premium due the **Assured** on account of such termination. The termination of this Bond as to any **Company** other than the **Controlling Company** shall not terminate or otherwise affect the liability of the other **Companies** under this Bond.

The following Section is added:

Controlling Company

The execution by the **Controlling Company** of the Declarations and Endorsements or Special Letters attached to this Bond shall constitute execution by all the **Companies** signing this Endorsement.

In the event this Bond is modified during the Bond Period, the **Controlling Company** shall notify the **Companies** or their respective representatives, in writing, of such modification. Each **Company** shall be deemed to agree to such modification, unless such **Company** notifies the **Controlling Company** or the **Controlling Company's** representative in writing that they do not agree to such modification. If a **Company** fails to object to a modification within fifteen (15) days of receipt of notice from the **Controlling Company**, such **Company** shall be deemed to agree to such modification.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Underwritten for a Single Loss Limit Of
Liability of $25,000,000

Federal Insurance Company
Controlling Company

By_____
                Authorized Representative

Underwritten for a Single Loss Limit Of
Liability of $10,000,000

Berkley Regional Insurance Company

By_____
                Authorized Representative

Underwritten for a Single Loss Limit Of
Liability of $11,350,000

Berkshire Hathaway Specialty Insurance Company

By _____
Authorized Representative

CHUBB®

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured		Endorsement Number
ALLIANCEBERNSTEIN COMPLEX OF REGISTERED INVESTMENT COMPANIES		2

Bond Number	Bond Period	Effective Date of Endorsement
J06017071	05-15-2026 to 05-15-2027	May 15, 2026

Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$46,350,000	$100,000

(2) The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon a **Transfer Instruction** that purports, and reasonably appears, to have originated from:

a. the **Customer**;

b. an **Employee** acting on instructions of such **Customer**; or

c. a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 14, the:

i. sender of the **Transfer Instruction** must have authenticated such **Transfer Instruction** with the **Customer's** authentication credentials or mechanism;

ii. **Employee** acting on the **Transfer Instruction** must obtain **Verification** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii. **Assured** shall assert any available claims, offsets, or defenses against such **Customer**, any financial institution, or any other party to the transaction.

(3) The Definition of **Customer** is deleted and replaced with the following:

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction** or a **Transfer Instruction**.

(4) The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any **Voice Initiated Funds Transfer Instruction**, which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

a. transmitted to the **Assured** via:

   i.   any electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

   ii. telex, or **Telefacsimile** instruction; or

   iii. automated telephone system; and

b. received by an **Employee** specifically authorized by the **Assured** to receive and act upon such instructions.

Verification means an **Employee**:

a. attempted to verify the authenticity of such **Transfer Instruction** by communicating with the **Customer**, or natural person purporting to be the **Customer** via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b. contemporaneously documented the use of the **Customer's** authentication credentials or mechanism.

(5) Exclusion 2.a. is deleted and replaced with the following:

a. the acts of an **Employee**, except for loss covered under:

   i.   Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

   ii. Insuring Clause 11 or 14;

(6) The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any **Transfer Instruction** from a:

a. **Customer**; or

b. natural person with authorized access to the **Customer's** authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB®

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured		Endorsement Number
ALLIANCEBERNSTEIN COMPLEX OF REGISTERED INVESTMENT COMPANIES		3

Bond Number	Bond Period			Effective Date of Endorsement
J06017071	05-15-2026	to	05-15-2027	05-15-2026

Issued By	
Federal Insurance Company	

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

AB California Intermediate Municipal ETF

AB Conservative Buffer ETF

AB Core Bond ETF

AB Core Plus Bond ETF

AB Corporate Bond ETF

AB Disruptors ETF

AB Emerging Markets Opportunities ETF

AB US High Dividend ETF

AB High Yield ETF

AB International Buffer ETF

AB International Low Volatility Equity ETF

AB International Growth ETF

AB Moderate Buffer ETF

AB New York Intermediate Municipal ETF

AB Short Duration High Yield ETF

AB Short Duration Income ETF

AB US Large Cap Strategic Equities ETF

AB US Low Volatility Equity ETF

AB Tax-Aware Intermediate Municipal ETF

AB Tax-Aware Long Municipal ETF

AB Tax-Aware Short Duration Municipal ETF

AB Ultra Short Income ETF

AB US Equity ETF

AB All Market Real Return Portfolio+

AB Bond Inflation Strategy

AB Municipal Bond Inflation Strategy

AB Tax-Aware Fixed Income Opportunities Portfolio

AB Income Fund

AB Sustainable Thematic Credit Portfolio

AB Mid Cap Value Portfolio

AB Small Cap Growth Portfolio

AB Emerging Markets Multi-Asset Portfolio

AB Select US Equity Portfolio

AB Select US Long/Short Portfolio

AB Concentrated Growth Fund

AB Global Core Equity Portfolio

AB Small Cap Value Portfolio

AB International Growth Portfolio

AB All China Equity Portfolio

AB Core Opportunities Fund, Inc.

AB Corporate Income Shares

AB Municipal Income Shares

AB Taxable Multi-Sector Income Shares

AB Impact Municipal Income Shares

AB Municipal Income Shares C

AB Municipal Income Shares N

AB Discovery Growth Fund, Inc.

AB Equity Income Fund, Inc.

AB Government Money Market Portfolio

AB Global Bond Fund, Inc

AB Global Risk Allocation Fund, Inc

AB High Income Fund, Inc.

AB Global Real Estate Investment Fund II

AB Large Cap Growth Fund, Inc.

AB California Portfolio

AB High Income Municipal Portfolio

AB National Portfolio

AB New York Portfolio

AB Massachusetts Portfolio

AB Virginia Portfolio

AB Relative Value Fund, Inc.

AB Sustainable Global Thematic Fund, Inc.

AB Sustainable International Thematic Fund, Inc.

AB International Value Fund

AB Discovery Value Fund

AB Large Cap Value Fund

AB Balanced Hedged Allocation Portfolio

AB Dynamic Asset Allocation Portfolio

AB Sustainable Global Thematic Portfolio

AB Relative Value Portfolio

AB International Value Portfolio

AB Large Cap Growth Portfolio

AB Small Cap Growth Portfolio

 AB Discovery Value Portfolio

AB Core Bond Portfolio

Diversified Municipal Portfolio

Overlay A Portfolio

Tax-Aware Overlay A Portfolio

Overlay B Portfolio

Tax-Aware Overlay B Portfolio

International Strategic Equities Portfolio

International Small Cap Portfolio

Small Cap Core Portfolio

AB Growth Fund

AB All Market Total Return Portfolio

AB Wealth Appreciation Strategy

AB Sustainable Thematic Balanced Portfolio

AB Tax-Managed Wealth Appreciation Strategy

AllianceBernstein Global High Income Fund, Inc.

AllianceBernstein National Municipal Income Fund, Inc

AB Active ETFs, Inc.

AB Bond Fund, Inc.

AB Cap Fund, Inc.

AB Corporate Shares

AB Fixed-Income Shares, Inc

AB Institutional Funds, Inc.

AB Municipal Income Fund, Inc.

AB Municipal Income Fund II

AB Trust

AB Variable Products Series Fund, Inc.

Sanford C. Bernstein Fund, Inc.

Bernstein Fund, Inc.

The AB Portfolios

ABF—AB All Market Real Return Portfolio (Formerly: ABF--AB Real Asset Strategy

AllianceBernstein Cayman Inflation Strategy, Ltd.

TAP—AB All Market Total Return Portfolio (Formerly AB Balanced Wealth Strategy)

AB All Market Total Return Portfolio (Cayman), Ltd.

AGRAF--AB Global Risk Allocation Fund, Inc.

AllianceBernstein Global Risk Allocation Fund (Cayman) Ltd

AB Multi-Manager Alternative Fund

AB Multi-Manager Alternative Fund (Cayman), Ltd.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____

Authorized Representative



STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured ALLIANCEBERNSTEIN COMPLEX OF REGISTERED INVESTMENT COMPANIES		Endorsement Number 4
Bond Number J06017071	Bond Period 05-15-2026 to 05-15-2027	Effective Date of Endorsement May 15, 2026
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$25,000	$5,000

(2) The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the **Assured** being legally liable to pay compensatory damages for:

a. complying or failing to comply with notice from any **Customer** or any authorized representative of any **Customer**, to stop payment on any check or draft made or drawn upon or against the **Assured** by such **Customer** or by any authorized representative of such **Customer**; or

b. refusing to pay any check or draft made or drawn upon or against the **Assured** by any **Customer** or by any authorized representative of such **Customer**.

(3) The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a. libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b. sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c. discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured ALLIANCEBERNSTEIN COMPLEX OF REGISTERED INVESTMENT COMPANIES		Endorsement Number 5
Bond Number J06017071	Bond Period 05-15-2026 to 05-15-2027	Effective Date of Endorsement 05-15-2026
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$46,350,000	$100,000

(2) The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the **Assured** having accepted, paid, or cashed any check or **Withdrawal Order** made or drawn on or against the account of a **Customer**, which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Assured** as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the **Assured** shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

REGISTERED INVESTMENT COMPANIES JOINT FIDELITY BOND AGREEMENT

AGREEMENT made as of June 25, 2026, by and among AB Bond Fund, Inc., AB Cap Fund, Inc., AB Core Opportunities Fund, Inc., AB Corporate Shares, AB Discovery Growth Fund, Inc., AB Active ETFs, Inc., AB Equity Income Fund, Inc., AB Fixed-Income Shares, Inc., AB Global Bond Fund, Inc., AB Global Risk Allocation Fund, Inc., AB High Income Fund, Inc., AB Institutional Funds, Inc., AB Large Cap Growth Fund, Inc., AB Municipal Income Fund, Inc., AB Municipal Income Fund II, AB Relative Value Fund, Inc., AB Sustainable Global Thematic Fund, Inc., AB Sustainable International Thematic Fund, Inc., AB Trust, AB Variable Products Series Fund, Inc., The AB Portfolios, AllianceBernstein Global High Income Fund, Inc., AllianceBernstein National Municipal Income Fund, Inc., AB Multi-Manager Alternative Fund, Bernstein Fund, Inc., Sanford C. Bernstein Fund, Inc., (collectively, the "investment companies") and AllianceBernstein L.P. ("AB")

WHEREAS, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"); and

WHEREAS, AB provides investment advisory services and/or certain administrative and financial services to the investment companies; and

WHEREAS, pursuant to Rule 17g-1, as amended, promulgated under the Act, registered management investment companies must provide and maintain fidelity bonds covering larceny and embezzlement by certain of their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

WHEREAS, pursuant to Rule 17g-1(b) under the Act, registered management investment companies that are managed and/or whose shares are distributed by the same person may obtain joint coverage as insureds under a single fidelity bond (a "joint fidelity bond"); and

WHEREAS, the investment companies are registered management investment companies managed by AB; and

WHEREAS, the investment companies desire to obtain coverage under one joint fidelity bond; and

WHEREAS, the Boards of Directors or Trustees of each investment company that is a party to this Agreement (each such investment company, an "AB Fund", and together, the "AB Funds") that has multiple portfolios elects to calculate the required amounts of fidelity bond coverage on a basis that treats each such investment company as a single registered management investment company for purposes of Rule 17g-1; and

WHEREAS, the Board of Directors or Trustees of each of the investment companies which are parties to this Agreement, including a majority of the Directors or Trustees, as applicable, who are not "interested persons" of such investment company as defined by Section 2(a)(19) of the Act ("Disinterested Directors/Trustees"), has approved coverage under one joint fidelity bond with each of the other investment companies that are parties to this Agreement in the respective amounts set forth in Schedule A to this Agreement.

NOW, THEREFORE, it is agreed as follows:

1. That the investment companies that are parties to this Agreement and AB will be named as insureds and will be covered under a joint fidelity bond underwritten by insurance companies including Federal Insurance Company, Berkshire Hathaway Specialty Insurance Company and Berkley Regional Insurance Company (each, a "fidelity insurance company" and collectively, the "fidelity insurance companies") in the

aggregate amount of $46,350,000 at a total annual cost of approximately $139,024, each such investment company having specific coverage in accordance with Rule 17g-1(d). The required coverage amount (calculated pursuant to the elections of the respective Boards) for each investment company is also shown opposite the name of each investment company in a separate column on Schedule A. For the avoidance of doubt, the amount of coverage under the joint fidelity bond shall be at least equal in amount to the total amount of coverage which each investment company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(i) of Rule 17g-1 under the Act had each investment company not been named an insured under the joint fidelity bond.

2. No premium shall be paid by an investment company under the joint fidelity bond unless that investment company's Board of Directors or Trustees, as applicable, including a majority of the Disinterested Directors/Trustees, shall have approved the portion of the premium to be paid by that investment company. The premium payable on the joint fidelity bond shall be allocated among the investment companies in the respective amounts set forth opposite the name of each investment company listed on Schedule A in the column entitled "Allocated Cost."

3. AB has been named an insured under the joint fidelity bond for administrative convenience. The parties agree that in no event shall AB be entitled to retain any recovery payable under the joint fidelity bond, although it may receive payments that will be distributed to one or more investment companies to facilitate the administration of the joint fidelity bond.

4. (a) In the event that one or more of the investment companies sustains a loss for which recovery is received under the joint fidelity bond, each such investment company shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all investment companies for such losses by them (other than the portions thereof subject to deductibles).

(b) If the recovery is inadequate to indemnify fully each such investment company for losses sustained by it (other than the portion thereof subject to a deductible), the recovery shall be allocated as follows, to the extent applicable:

(i) The AB Funds shall be allocated an aggregate amount equal to $46,350,000. Such amount shall be allocated among the AB Funds on an equitable and proportionate basis as determined by their respective Boards of Directors or Trustees, but each AB Fund shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

5. This Agreement may not be amended or modified in any manner except by a written agreement executed by all parties hereto.

6. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

- 2 -

ABLEGAL!5012476.1

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on its behalf by its authorized representative effective as of the day and year first written above.

Nancy E. Hay
Nancy Hay
Secretary for each of the Investment Companies

Paul A. Emerson
Paul A. Emerson
Assistant Secretary for AllianceBernstein L.P.

ABLEGAL!5012476.1

Fund Name	Bond Limit	Premium
AB Fixed-Income Shares, Inc.	$2,500,000	$7,498.60
AB Large Cap Growth Fund, Inc.	$2,500,000	$7,498.60
AB Corporate Shares	$2,500,000	$7,498.60
AB Active ETFs, Inc.	$2,500,000	$7,498.60
Bernstein Fund, Inc.	$2,500,000	$7,498.60
Sanford C. Bernstein Fund, Inc.	$2,500,000	$7,498.60
AB Cap Fund, Inc.	$2,500,000	$7,498.60
AB Global Bond Fund, Inc.	$2,500,000	$7,498.60
AB Bond Fund, Inc.	$2,500,000	$7,498.60
AB Municipal Income Fund, Inc.	$2,500,000	$7,498.60
The AB Portfolios	$2,500,000	$7,498.60
AB Variable Products Series Fund, Inc.	$2,300,000	$6,898.71
AB High Income Fund, Inc.	$2,100,000	$6,298.82
AB Trust	$2,100,000	$6,298.82
AB Discovery Growth Fund, Inc.	$1,900,000	$5,698.93
AB Relative Value Fund, Inc.	$1,500,000	$4,499.16
AB Sustainable Global Thematic Fund, Inc.	$1,250,000	$3,749.30
AB Multi-Manager Alternative Fund	$1,250,000	$3,749.30
AllianceBernstein Global High Income Fund, Inc.	$1,250,000	$3,749.30
AB Sustainable International Thematic Fund, Inc.	$1,000,000	$2,999.44
AB Equity Income Fund, Inc.	$900,000	$2,699.50
AB Municipal Income Fund II	$750,000	$2,249.58
AllianceBernstein National Municipal Income Fund, Inc.	$750,000	$2,249.58
AB Core Opportunities Fund, Inc.	$600,000	$1,799.66
AB Institutional Funds, Inc.	$600,000	$1,799.66
AB Global Risk Allocation Fund, Inc.	$600,000	$1,799.66

Total	$46,350,000	$139,024.00

ABLEGAL!5012476.1

Exhibit C

CERTIFICATE OF ASSISTANT SECRETARY

THE AB FUNDS

Regarding Fidelity Bond

The undersigned, being duly elected and qualified Assistant Secretary of the Funds listed on Schedule A (attached hereto), hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved by the Board of Directors/Trustees of the Funds at a meeting held on May 5-7, 2026, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as Assistant Secretary of the above-referenced Funds on this 12th day of June 2026.

Stephen J. Laffey
_____
Stephen J. Laffey
Assistant Secretary

RESOLVED, that the Board of Directors/Trustees hereby determines that participation by the Funds in a joint fidelity bond underwritten by a group led by Federal Insurance Company, covering officers and employees of each Fund (and employees of service providers to each Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Sections 17(g) of the Investment Company Act of 1940, as amended (the "Act") in the amount of approximately $46,350,000 is reasonable in form and amount, after having given due consideration to the value of aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios;

RESOLVED, that the Board of Directors/Trustees, including a majority of the disinterested Directors/Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of the Funds of an amount approximately equal to the approximate allocated cost representing the portion of 2026 annual premium on such joint insured fidelity bond allocable to the each Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the approximate $46,350,000 aggregate amount of coverage under the joint insured bond, the aggregate 2026 annual cost of such bond of approximately $139,000, the ratable allocation of the cost among all parties named as insureds and the extent to which the state of the cost allocated to a single Fund is less than the cost such Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

RESOLVED, that the Board of Directors/Trustees, including a majority of the disinterested Directors/Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Funds of an agreement among each Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by a Fund and one or more named insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the Act; and

RESOLVED, that the Secretary and each Assistant Secretary of the Funds be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

Schedule A
AB Active ETFs, Inc.
AB Bond Fund, Inc.
AB Cap Fund, Inc.
AB Core Opportunities Fund, Inc.
AB Corporate Shares
AB Discovery Growth Fund, Inc.
AB Equity Income Fund, Inc.
AB Fixed-Income Shares, Inc.
AB Global Bond Fund, Inc.
AB Global Risk Allocation Fund, Inc.
AB High Income Fund, Inc.
AB Institutional Funds, Inc.
AB Large Cap Growth Fund, Inc.
AB Municipal Income Fund, Inc.
AB Municipal Income Fund II
AB Relative Value Fund, Inc.
AB Sustainable Global Thematic Fund, Inc.
AB Sustainable International Thematic Fund, Inc.
AB Trust
AB Variable Products Series Fund, Inc.
Sanford C. Bernstein Fund, Inc.
Bernstein Fund, Inc.
The AB Portfolios
AB Global High-Income Fund, Inc.
AB National Municipal Income Fund, Inc.
AB Multi-Manager Alternative Fund